October 19, 2018

Bradley Bacon
Vice President, General Counsel and Corporate Secretary
WillScot Corporation
901 S. Bond Street, Suite 600
Baltimore, MD 21231

       Re: WillScot Corporation
           Registration Statement on Form S-3
           Filed September 21, 2018
           File No. 333-227480

Dear Mr. Bacon:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed September 21, 2018

Selling Stockholders, page 9

1. It appears that you originally issued the registered shares in connection with your merger with Modspace in November 2017. Please clarify in your disclosure if this is true and/or describe each of the transactions in which you issued the shares covered by this registration statement. Tell us whether the selling shareholders represent all of the recipients of securities in the merger. Also, please disclose the exemption from registration upon which you relied in issuing the securities in the merger and/or any other transaction where the selling shareholders received the securities.
       We remind you that the company and its management are responsible for the accuracy
 Bradley Bacon
WillScot Corporation
October 19, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or
Anne
McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at
(202) 551-3345 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameBradley Bacon
                                                           Division of
Corporation Finance
Comapany NameWillScot Corporation
                                                           Office of
Manufacturing and
October 19, 2018 Page 2                                    Construction
FirstName LastName